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July 17, 2006		Writer’s Direct Contact 650.813.5620 MPhillips@mofo.com

By Telefacsimile and Mail (202) 942-9544

Melissa Walsh

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BEA Systems, Inc. (File No. 000-22369)

Form 8-K, Filed May 17, 2006

Dear Ms. Walsh:

Reference is made to your comment letter (the “Letter”) to BEA Systems, Inc. (the “Company”) dated July 5, 2006 relating to the Staff’s comments on the above referenced filing. As discussed with my colleague during a telephone conversation with you on July 13, 2006, due to the preparation required for the upcoming 2006 Annual Meeting of the Company’s stockholders and the approaching second quarter end, we confirm that the deadline for the Company’s response to the Letter has been extended to no later than August 15, 2006.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Michael C. Phillips
Michael C. Phillips

cc:	Robert F. Donohue, Senior Vice President, General Counsel and Secretary